

April 21, 2014

Via E-mail
James T. Prokopanko
Chief Executive Officer
The Mosaic Company

3033 Campus Drive, Suite E490
Plymouth, Minnesota 55441

   Re: The Mosaic Company
   Form 10-K/T for the Transition Period from June 1, 2013 to December 31, 2013
   Filed on February 18, 2014
   Schedule 14A
   Filed on April 2, 2014
   File No. 001-32327

Dear Mr. Prokopanko:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/T for the Transition Period from June 1, 2013 to December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page F-24

Operating Activities, page F-26

1.   Please quantify each factor cited as a cause for a variance in operating cash flows so that investors may understand the magnitude and relative impact of each. In this regard, clarify the direct impact that the factor has on operating cash flow. For example, the

impact of the referenced net earnings, which is accrual based, may not be readily apparent.

<u>Schedule 14A</u>

2.   We note that you described item 2 on your proxy card as "A non-binding advisory vote on executive compensation ("Say-on-Pay)." It does not appear that this description is consistent with Exchange Act Rule 14a-21's requirement for shareholders to be given an advisory vote to approve the compensation paid to a company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K. Please confirm that in the future you will revise your description of this advisory vote on your proxy card accordingly. For guidance, refer to Exchange Act Rules Compliance and Disclosure Interpretation 169.07.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-3217 or Lauren Nguyen at 202-551-3642 for any questions regarding legal matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief